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Our date 2005-03-29

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line

KF/Gunnar Båtelsson, +46 26 26 10 20



Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Annual General Meeting of Sandvik AB, dated 29 March 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

SEC-brev 050324 Titex.doc

Cusip number - 800212201


SANDVIK

Press Release

Annual General Meeting of Sandvik AB

Notice is hereby given that the Annual General Meeting of Sandvik Aktiebolag will be held on Tuesday, 3 May 2005, at 5:00 p.m. at the Ice Stadium, Jernvallen, Sandviken, Sweden.

ATTENDANCE

Shareholders who wish to participate in the Annual General Meeting shall notify the company by mail addressed to Sandvik AB, Legal Affairs, SE-811 81, Sandviken, Sweden, or by telephone, +46 (0)26 26 09 40 weekdays, 9 a.m. – noon and 1 p.m. – 4 p.m. or telefax, +46 (0)26 26 10 86, or via the Internet on the Group's website (www.sandvik.com). Such notification must be received by Sandvik AB no later than 3:00 p.m. on Wednesday 27 April 2005. To be eligible to participate in the Annual General Meeting, shareholders must be recorded in the share register maintained by VPC AB on Friday 22 April 2005. Shareholders whose shares are registered in the name of a trustee must have temporarily re-registered the shares in their own name on Friday 22 April 2005 to be entitled to participate in the Annual General Meeting. Note that this procedure also applies to shareholders who utilize bank shareholder deposit accounts and/or trade via the Internet.

When notifying the company, please provide name, personal registration or corporate registration number, if applicable, address and telephone number and information regarding any assistants. If participation is by proxy, the proxy must be forwarded to the company prior to the Annual General Meeting.

AGENDA

1. Meeting is opened
2. Election of Chairman of the meeting.
3. Preparation and approval of the voting list
4. Election of one or two minutes-checkers
5. Approval of the agenda
6. Determination of whether the meeting has been duly convened
7. Presentation of the annual report and auditors' report and the consolidated financial statements and consolidated auditors' report. In connection herewith:
   - report on the work of the Board of Directors, the remuneration committee's and the audit committee's work
   - presentation by the Managing Director
8. Resolution on adoption of the profit and loss account and balance sheet and the consolidated profit and loss account and consolidated balance sheet
9. Resolution on the discharge of the members of the Board of Directors and the Managing Director from liability
10. Resolution on the allocation of profits in accordance with the adopted balance sheet and determination of record date for dividend
11. Determination of the number of Board members and deputies
12. Determination of the fees to the Board of Directors and Auditors
13. Election of the Board members and Chairman of the Board of Directors
14. The Board of Directors' proposal on removal of the present wording of article 6 and of article 9 in the Articles of Association
15. The Board of Directors' proposal on the introduction of a new wording of article 6 in the Articles of Association and redemption offer
16. Proposal on the nomination committee etc. for the Annual General Meeting 2006

PROPOSALS FOR RESOLUTIONS

Point 10 - Dividend

The Board of Directors proposes a dividend of SEK 11 per share, with 9 May 2005 as the record date for payment of the dividend. If the Annual General Meeting approves this proposal, it is estimated that the dividend payments will be distributed by VPC on 12 May 2005.

Points 2, 11-13 – The Chairman of the Annual General Meeting, the number of Board members, fees to the Board of Directors and Auditors and election of Board of Directors

The nominating committee has comprised of representatives of the four largest shareholders, namely Carl-Olof By, Industrivärden, Chairman, Curt Källströmer, Handelsbanken Pension Foundation and Pension Funds, Sara McPhee, AMF Pension and AMF Funds, Marianne Nilsson, Robur, as well as Chairman of the Board of Directors, Clas Åke Hedström. Shareholders representing approximately 35% of the votes in the company are supporting the proposal.

The nominating committee proposes the following:

- Sven Unger, member of the Swedish Bar Association, as Chairman of the Annual General Meeting
- Eight Board members and no deputy members
- As regards remuneration for the Board of Directors it is proposed that Board members, who are not employed by the company, shall each receive SEK 350,000 and that the Chairman shall receive SEK 1,050,000. Members who are not employed by the company and who are members of committees established by the Board of Directors shall receive an additional amount of SEK 50,000.
- Fees for the Auditors is proposed to be paid as invoiced
- Re-election of Board members Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Egil Myklebust, Arne Mårtensson, Lars Nyberg, Anders Nyrén and Lars Pettersson
- Election of Clas Åke Hedström as Chairman of the Board of Directors

Point 14 – Removal of the present wording of article 6 and of article 9 in the Articles of Association

The Board of Directors' proposes that the present wording of article 6 in the Articles of Association be excluded. The reason for the Board of Directors' proposal is that the purpose that gave cause to the introduction of article 6 now substantially is provided for by rules on mandatory offers in the Swedish Industry and Commerce Stock Exchange Committee (NBK) rules concerning public offers for the acquisitions of shares.

Further, the Board of Directors proposes that article 9 in the Articles of Association be excluded. The reason for the proposal is that the Board of Directors is of the opinion that it is not suitable with special decision- and majority requirements, besides the rules in the Companies Act, in connection with the disposal of fixed assets.

In order for the resolutions to be valid, the resolutions must be supported by shareholders holding at least three fourths of the votes cast as well as the shares represented at the Annual General Meeting.

Points 15 – Amendment of the Articles of Association and redemption offer

Background

On the basis of Sandvik's earnings trend, cash flow and strong balance sheet, the Board of Directors proposes the Annual General Meeting to resolve to implement a program for redemption of shares, pursuant to which the company's shareholders will be offered to have their shares redeemed against repayment to the shareholders of approximately SEK 4 billion and that trading will take place in the so called redemption rights. The Board of Directors intends to convene an extraordinary general meeting to take place on 28 June 2005 in order to resolve on the exact number of shares to be redeemed based on the number of shares tendered in the redemption offer. To enable the redemption price to be paid to the shareholders as quickly as possible (on or about 8 July 2005), the Board of Directors also intends to propose that the extraordinary

general meeting resolves on an issue of new C-shares, in order to avoid a drawn-out procedure at the district court.

In view of the above, the Board of Directors proposes that the Annual General Meeting adopts the following resolution.

A. Amendment of the Articles of Association

The Board of Directors proposes that a new wording of article 6 of the Articles of Association be introduced meaning principally that the present shares, ordinary shares, may be issued to a maximum amount of 800,000,000, and that a new class of shares, C-share, be introduced whereby a maximum of 30,000,000 C-shares may be issued.

C-shares shall entitle to one-tenth of a vote per share, carry no rights to dividend and are subject to redemption at the request of holders of C-shares, the company's Board of Directors or a general meeting. At redemption, the redemption price shall be equal to the nominal value of the share adjusted as per the day of redemption with an interest rate corresponding to STIBOR 30 days plus 0.05 percentage units. Further, the Board of Directors proposes, on account of the issue of C-shares, that customary condition on primary and subsidiary pre-emption rights at issues, be introduced.

B. Redemption offer

1. Holders of shares shall for each ordinary share in the company receive one redemption right.
2. 25 redemption rights shall entitle to redemption of one ordinary share in the company. However, see clause 7 below.
3. The price to be repaid for each redeemed share, the redemption price, shall be SEK 405 per ordinary share. However, see clause 7 below.
4. The record date in respect of the right to receive redemption rights shall be 9 May 2005.
5. The application period shall be 17 May 2005 – 10 June 2005.
6. The offer shall comprise measures that take care of smaller, odd and surplus holdings of redemption rights to facilitate also for the holders of these rights to receive the benefit that the redemption offer may involve.
7. In order to secure that the redemption offer of SEK 4 billion is completed, the Board of Directors reserves the right to change, no later than one week before the Annual General Meeting, the redemption ratio under clause 2 above, and the redemption price per share under clause 3 above, if the market price of the Sandvik share materially increases and thereby brings about the risk that the redemption offer becomes less attractive to the shareholders.

The redemption offer is conditional on an extraordinary general meeting of the company, intended to take place on 28 June 2005, resolving on (i) reduction of the share capital, as a consequence of the redemption offer, with a statement of the definite redemption amount,
the definite number of shares that the redemption comprises and the redemption price, (ii) an issue of new C-shares to such an extent that an amount equal to the reduction amount is contributed to the company, and (iii) reduction of the share capital by an amount corresponding to the reduction amount by redemption of C-shares and transfer to the statutory reserve, as well as on the Companies Registration Office passing the requisite resolutions on registration. The Board of Directors also aims at proposing the extraordinary general meeting to resolve on the withdrawal of 16,522,000 previously repurchased ordinary shares.

The Board of Directors, or any person that the Board of Directors authorises, is authorised to execute the redemption offer and in connection thereto make the minor adjustments to the length of the application period that may be required in order to facilitate for the foreign shareholders to participate in the redemption offer.

In order for the Annual General Meeting's resolution in accordance with the proposal of the Board of Directors under clause A. above to be valid, the resolution must be supported by shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting. In order for the Annual General Meeting's resolution in accordance with the proposal of the Board of Directors under

clause B. above to be valid, the resolution must be supported by shareholders holding more than half of the votes cast, or, in the case of a tied vote, the resolution must be supported by the chairman.

The Board of Directors complete proposal for resolutions under point 15 at the agenda will be available at the company and at the company's web site, www.sandvik.com, as from 29 March 2005.

Point 16 – Proposal on the nomination committee etc. for the Annual General Meeting 2006

The nomination committee proposes the following:

One representative of each of the four largest shareholders shall jointly with the Chairman of the Board of Directors constitute the nomination committee for the period up to the end of the next Annual General Meeting. The Chairman of the Board of Directors is the convener. The composition of the nomination committee prior to the election of the Board in 2006 shall be announced as soon as elected, however no later than six months prior to the next year's Annual General Meeting. Chairman of the nomination committee shall be the member who represents the largest shareholder.

No remuneration shall be paid to the members of the nomination committee.

The nomination committee shall prepare proposals regarding the Chairman of the general meeting, the number of Board members, fees to the Board members and Auditors and proposals regarding the Board of Directors and the Chairman of the Board of Directors.

In the event a member leaves the nomination committee before its work is done may, if necessary, a substitute for the same shareholder take his or her place. If a shareholder that has nominated a member to the nomination committee no longer holds shares in the company, may such member resign and a representative that according to the size of holdings is next in line of the shareholders be offered the opportunity to take his or her place.

Shareholders representing approximately 35% of the votes in the company are supporting the proposal.

PROGRAM FOR SHAREHOLDERS

Registration for the Annual General Meeting will commence at 2:00 p.m., with music and presentations from 3:00 p.m.

Sandviken in March 2005

SANDVIK AKTIEBOLAG; (publ)
Board of Directors